Mail Stop 3561

								December 2, 2005

Mr. Kenneth J. Robinson
Executive Vice President & Chief Financial Officer
Corning Natural Gas Corporation
330 W William Street
P.O. Box 58
Corning, New York 14830

	RE:	Corning Natural Gas Corporation
      Form 10-KSB/A for the Year Ended September 30, 2004
      Filed on November 29, 2005
		Form 10-QSB/A for the Quarter Ended December 31, 2004
      Filed on November 29, 2005
		Form 10-QSB/A for the Quarter Ended March 31, 2005
      Filed on November 29, 2005
      File No. 0-643

Dear Mr. Robinson:

	We have reviewed your amended filings in response to our comment letter dated May 21, 2005 and have the following comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-KSB/A for the Year Ended September 30, 2004 Filed On
November
29, 2005

General

1. Signatures and certifications included in amendments filed pursuant to Rule 12b-15 of the Exchange Act must be currently dated.
Please revise.  Please also revise Forms 10-Q/A filed on November
29,
2005.

Signatures

2. Please refer to General Instruction C(2) to Form 10-QSB.
Please
note that there are two signature blocks in Form 10-KSB. The first block is intended to be used for the signature of the registrant by a duly authorized officer. The second block is intended to be used for the signatures of the officers and directors of the registrant as individuals in accordance with General Instruction C(2) to Form 10-
QSB. This signature block must be signed by your principal executive officer, principal financial officer, principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Any person who occupies more than one position must indicate each capacity in which he or she signs the report. Please revise to conform to the requirements of Form 10-QSB.

		As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendments that keys your responses to our comments. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Bill Thompson at (202) 551-3344 or me at
(202)
551-3849 if you have any questions.

      Sincerely,



								Jim Allegretto
								Senior Assistant Chief
Accountant
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Mr. Kenneth J. Robinson
Corning Natural Gas Corporation
December 2, 2005
Page 1






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE